Exhibit 5

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UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

TSR, INC., Plaintiff, v. Zeff Capital, L.P., Zeff Holding Company, LLC, Daniel Zeff, QAR Industries, Inc., Robert Fitzgerald, Fintech Consulting LLC, And Tajuddin Haslani, Defendants.	Index No.: 18-12124 Complaint For Declaratory And Injunctive Relief For Violations Of The Federal Securities Laws

TSR, Inc. (“TSR” or the “Company”), by its attorneys, Arnold & Porter Kaye Scholer LLP, for its complaint against defendants Zeff Capital, L.P. and Zeff Holding Company, LLC (“Zeff Capital”), Daniel Zeff, QAR Industries, Inc. (“QAR”), Robert Fitzgerald, Fintech Consulting LLC d/b/a ApTask (“Fintech”), and Tajuddin Haslani (together, the “Insurgent Group”) alleges as follows, on information as to itself and on information and belief as to others:

NATURE OF THE ACTION

1.                  This is an action against persons and entities who have engaged in an unlawful shadow campaign to pool their ownership interests and resources, solicit proxies for a mutual cause, and seize control of TSR without making complete and accurate disclosure of their intentions to do so to TSR’s stockholders. The Insurgent Group has flouted the requirements of the federal securities laws, which recognize the primacy of providing complete and accurate information to investors who are making investment and voting decisions, particularly in connection with a proxy contest.

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2.                  TSR seeks declaratory and injunctive relief to prevent defendants from continuing to violate the disclosure and anti-fraud requirements of Sections 13(d) and 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, 15 U.S.C. §§ 78m(d), 78n(a), and the related rules and regulations promulgated by the Securities and Exchange Commission (“SEC”). Section 13(d) and 14(a) were enacted as part of the Williams Act to protect stockholders and the investing public against undisclosed, surprise shifts in corporate control by requiring the disclosure of potential changes in corporate control before they occur. Section 13(d) requires the members of the Insurgent Group to disclose their formation of a group, the identities and backgrounds of its members, the contracts, arrangements, or understandings of its members with respect to the Company, its plans to change or influence control of the Company, and its solicitation for stockholders to replace the Company’s board of directors (the “Board”) and management. Section 14(a) prohibits defendants from soliciting proxies on the basis of false and misleading information. Defendants have violated both of those laws.

3.                  As early as May 2017, defendants formed a group with a secret plan to seize control of TSR, which primarily provides information technology (“IT”) staffing services to its customers.

4.                  One of the architects of the scheme was defendant Tajuddin Haslani, the managing member of Fintech, a competitor of TSR with a long history of poaching TSR’s employees and clients. Haslani has gained notoriety with industry insiders for his unscrupulous business practices and dubious finances. He has been involved in heated legal disputes with business partners, which raise serious concerns about Haslani’s ability to manage a public company and to deliver value to its stockholders.

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5.                  In one such dispute, Haslani was accused by former business partners – who were represented in that case by Haslani’s own lawyer, Robert Basil – of engaging in egregious breaches of fiduciary duties while Haslani was the majority owner of a fashion staffing company, and then vindictively acting to drive his former partners out of business when he decided he no longer wanted any involvement. The allegations, many of which were made under penalty of perjury, included looting, improper commingling of assets, wrongful withholding of salaries in violation of employment laws, and potential tax and/or insurance fraud. Among other things, Basil’s former clients asserted that his current client Haslani had used the company as his “personal piggy-bank” by diverting all income earned by the company to a holding company solely owned by Haslani, and that Haslani improperly booked certain investment capital as loans to the company bearing an interest rate and/or revenue fee of 15%. Haslani also allegedly allowed other companies in which he held a personal financial interest to use the company’s proprietary job database, and supported job placements by the company’s competitors. Additionally, Basil’s former clients submitted numerous sworn statements from the company’s employees and clients, which showed that the company’s employees refused to work for Haslani, and that any attempt to convince the company’s clients to do business with a company under Haslani’s control would be futile.

6.                  Zeff Capital, another participant in the scheme, has attempted takeovers of numerous companies, but in each case either declined to complete an acquisition or made an offer that was deemed inadequate by the target company.

7.                  By no later than June 2018, the Insurgent Group negotiated with James Hughes, a son of Joseph Hughes, the former President, CEO, and Chairman of the Board of TSR, to acquire a 41.8% ownership interest in TSR from Joseph Hughes and his wife Winifred. In acquiring these shares, the members of the Insurgent Group explicitly admitted that they were working as “partners.”

8.                  Prior to and after the acquisition of the shares, Haslani made numerous representations to TSR’s customers, employees, and management that he and his affiliates had taken over the Company or such a takeover was imminent. Yet the Insurgent Group has never disclosed to TSR’s other stockholders its existence or its intentions for the Company, in violation of Exchange Act Sections 13(d) and 14(a).

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9.                  Zeff Capital has now launched a proxy contest for the Insurgent Group to seize control of TSR by filing false and misleading Schedule 14As with the SEC, which they intend to distribute to the stockholders, which omit critical information required for TSR’s stockholders to make informed voting decisions, and which seek to dismantle the mechanisms the Board enacted to protect TSR’s minority stockholders from an unfair transaction. Defendants’ Schedule 14As and 13Ds fail to disclose, among other things, that they are surreptitiously working as a group to take over the Company, that their interests directly conflict with that of other stockholders, and that they plan to deliver managerial control of the Company to Haslani with the intent that TSR eventually be merged into his company Fintech or an affiliated entity. Should they succeed, the Insurgent Group’s plans would likely have a devastating financial impact on the Company. Several of TSR’s most significant clients would not do business with TSR if Haslani is involved in any way with the management of the Company, and key employees who hold valuable customer relationships have similarly made clear their refusal to work with Haslani. Additionally, potential transactional partners have stated that they are unwilling to consider any potential transaction with TSR if Haslani is involved.

10.              Substantial corrective actions are necessary to ensure that TSR’s stockholders are fully informed before casting their votes at the upcoming annual meeting of stockholders (“Annual Meeting”). The Court should exercise its equitable authority to prevent substantial, immediate, and irreparable harm to TSR and its minority stockholders.

JURISDICTION AND VENUE

11.              This action arises under Sections 13(d) and 14(a) of the Exchange Act, 15 U.S.C. §§ 78m(d) and 78n(a) and the applicable rules and regulations of the SEC. This Court has jurisdiction under Section 27 of the Exchange Act, 15 U.S.C. § 78aa. The acts complained of below have been carried out by use of the means and instrumentalities of interstate commerce.

12.              Venue in this District is proper under Section 27 of the Exchange Act, 15 U.S.C. § 78aa. Acts and transactions complained of below have occurred and continue to take place in this District. Among other things, defendants’ misleading proxy solicitation materials were: (i) transmitted by defendant Zeff Capital, whose headquarters and principal place of business is in this District; and (ii) filed with the SEC in anticipation and for the purpose of their distribution to TSR’s stockholders, including stockholders located within this District, in order to obtain proxies to be used at TSR’s upcoming Annual Meeting.

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THE PARTIES

13.              Plaintiff TSR, Inc. is a corporation organized under the laws of the State of Delaware, with a principal place of business at 400 Oser Avenue, Suite 150, Hauppauge, New York. TSR is primarily engaged in the business of providing contract computer programming services to its customers. TSR supplies technical staff, who generally supplement the in-house capabilities of TSR’s customers, for projects that typically range from three months to one year. TSR had 56 customers as of May 31, 2018, the end of TSR’s most recent fiscal year, primarily Fortune 1000 companies located in the New York metropolitan area, New England, and the Mid-Atlantic region. TSR provides its services principally through offices located in New York, New York, Edison, New Jersey, and Long Island, New York.

14.              Defendant Zeff Capital, L.P. is a limited partnership organized under the laws of the State of Delaware, with a principal place of business at 885 Sixth Avenue, New York, New York. Zeff Capital, L.P was founded in 2009 and describes itself as a highly selective “Value Investment Fund.”

15.              Defendant Zeff Holding Company, LLC is a limited liability company organized under the laws of the State of Delaware, with a principal place of business at 885 Sixth Avenue, New York, New York. It is the general partner of Zeff Capital, L.P.

16.              Defendant Daniel Zeff is the managing member of Zeff Capital, L.P., the manager of Zeff Holding Company LLC, and has his principal place of business in New York, New York.

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17.              Defendant QAR Industries, Inc. is a corporation organized under the laws of the State of Texas, with a principal place of business at 101 SE 25th Avenue, Mineral Wells, Texas. Among other things, it describes itself as providing debt and equity capital through affiliated investment funds to companies that are at the early or transformative stages of their growth.

18.              Defendant Robert Fitzgerald is the president and a director of QAR, and has his principal place of business in Mineral Wells, Texas.

19.              Defendant Fintech Consulting LLC d/b/a ApTask is a limited liability company organized under the laws of the State of Delaware, with a principal place of business at 120 South Wood Avenue, Suite 300, Iselin, New Jersey. Fintech is a provider of IT staffing and related services to its customers, and is a direct competitor of TSR. Over the years, it has poached numerous employees and clients from TSR.

20.              Defendant Tajuddin Haslani is the managing member of Fintech, and has his principal place of business in Iselin, New Jersey.

BACKGROUND

A.	The Insurgent Group’s Aborted Takeover Attempt in 2017

21.              For many years, TSR was managed by non-party Joseph Hughes, who served as its President, CEO, and Chairman. Together with his wife, Winifred Hughes, Joseph Hughes owned approximately 41.8% of the Company’s common stock prior to the events that form the basis for this complaint. Prior to July 2018, TSR’s Board had five members having staggered terms in three classes.

22.              On May 18, 2017, TSR’s Board received a letter from Zeff Capital, L.P., which at the time purported to own 140,627 shares or approximately 7.2% of TSR common stock. Zeff Capital, L.P. expressed its interest in acquiring all of TSR’s outstanding shares of common stock not owned by Zeff Capital, L.P. or its affiliates for $6.15 per share in cash. On the same day, Zeff Capital, L.P. together with its affiliates Zeff Holding Company, LLC and Daniel Zeff, filed a Schedule 13D disclosing its interest in acquiring all of TSR’s outstanding common stock. Zeff Capital did not disclose to the Board or in its Schedule 13D the identity of any other investors with whom it was acting in a group.

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23.              Around the same time, defendant Haslani made inquiries with one or more Company clients regarding whether they would be willing to do business with him if he purchased a public company that they used as a vendor, and was informed that the answer was no.

24.              On May 30, 2017, Joseph Hughes replied to Zeff Capital’s letter, informing it that the Board had determined it would not pursue Zeff Capital’s proposal, and that it was in the best interests of the Company and its stockholders to remain independent and to continue to execute the Company’s business plans on a standalone basis. TSR announced this decision in a press release issued on the same day.

25.              Zeff Capital responded to the letter on June 12, 2017. Among other things, Zeff Capital disclosed that it had received notifications of interest in acquiring TSR from multiple third parties, and that while it would not be pursuing a transaction with the Company at the time, it would reconsider its options, either alone or with a third party, if circumstances changed:

[Zeff Capital] was very disappointed by the Company’s response as we continue to believe that a change in control and management could unlock far greater value in the Company for all shareholders. However, given the recent stock price increase, and the Company’s reluctance to enter into negotiations with us, [Zeff] Capital will not be pursuing the Proposal or a similar transaction at this time. If circumstances or prices change the Reporting Persons will reconsider whether to pursue any such transaction, either alone or with a third party.

[Zeff] Capital still believes the company should engage an investment bank to explore a sale of the Company and/or to pursue other strategic alternatives to enhance long term shareholder value. Subsequent to the May 17 Letter, multiple third parties (“Third Parties”) contacted Zeff Capital, LP and expressed potential interest in acquiring the Company (either with Zeff Capital or in an independent transaction). [Zeff] Capital communicated this information to the Company’s management and its board of directors on June 9, 2017, and reiterated the Reporting Persons’ view that the Company should pursue strategic alternatives (including a sale of the Company). . . .

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The Reporting Persons reserve the right to pursue all other options necessary to protect, or maximize the value of, Capital’s investment in the Company, including, but not limited to . . . seek[ing] to facilitate transactions involving Third Parties that may result in a change in control of the Company.

(emphasis added.)

26.              In June 2017, Joseph Hughes announced his intent to retire and to resign from his positions as President, CEO, and Chairman, among other positions, effective July 5, 2017. One of his sons, Christopher Hughes, who had previously served as Senior Vice President at the Company and had worked at the Company for approximately 32 years, succeeded Joseph Hughes as President, CEO, and Chairman.

B.	The Insurgent Group Renews Its Plan to Seize Control of TSR

27.              Under Christopher Hughes’s leadership, the Company’s performance improved substantially. On April 12, 2018, TSR announced highly encouraging financial results for the first nine months of the fiscal year ending May 31, 2018. In comparison with the prior year period, net revenue rose by nearly $3 million or 6.4%, and net income increased nearly 70%.

28.              On June 18, 2018, James Hughes, Christopher Hughes’ brother, informed Christopher Hughes that his parents were interested in selling their shares to TSR, Christopher Hughes and/or other executive officers of TSR. James Hughes also expressed that his parents wanted to engage an investment banker to explore a potential sale of their shares or the Company as a whole.

29.              Despite the promising financial results released on April 12, 2018, on June 25, 2018, James Hughes sent a letter to the Board requesting that the Board immediately pursue a sale of the Company because of purportedly disappointing financial results:

Joseph F. Hughes & Winifred M. Hughes (JFH & WMH) have asked me (James Hughes) to dispose of their 819,000 shares of TSR, Inc. (“TSRI”) common stock which represents approximately 41.8% of the outstanding shares of TSR, Inc.

At Friday’s closing price of $4.60 per share, TSRI’s stock is trading at a price that does not accurately reflect it’s [sic] true value. The reported sales and earnings for the first nine months of the fiscal year ending May 31, 2018 are a disappointment.

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I ask that you immediately pursue a sale of TSRI. I believe that while the Board needs to conduct an appropriate process in evaluating my request to sell the company, time is of the essence and your prompt consideration of this proposal is requested.

30.              On June 26, 2018, the Board issued a press release regarding its receipt of the letter.

31.              The Board was unware that the Insurgent Group had already secretly renewed its plans to take over TSR and had commenced negotiations to purchase all of Joseph and Winifred Hughes’s TSR ownership interest prior to June 25, 2018. Thus, the letter induced the Board into believing that it would be in control of any sale of TSR, and as a result, the Board did not immediately enact anti-takeover defenses to protect the interests of TSR’s minority stockholders.

32.              On June 26, 2018, the same day that TSR disclosed the June 25, 2018 letter to the public, Haslani emailed his attorney, Robert J. Basil, stating,

TSR is in the news and in the past we had tried to acquire them with not much success . . . .

Can you draft an email and can you send it to Chris Hughes?

I want him to offer that we buy 41.8% of the stock of TSR and he can run the company and ApTask will provide the backoffice and recruitment support to TSR.

I can be the chairman of the board and control 41% of the seat/voting rights and he can be the CEO.

TSR will run independently and eventually we will reverse merge ApTask in TSR at a later date.

We will just need to renegotiate Chris’s employment agreement.

Atleast [sic] ask him for a meeting for us to meet.

Please call me for better clarity.

(emphasis added.)

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33.              On the same day, Haslani forwarded the email to James Hughes, stating, “as promised, this was sent today to my attorney.” This email plainly indicates that Haslani, who was not a stockholder of TSR at the time, had engaged in prior undisclosed negotiations to purchase Joseph and Winifred Hughes’ block of 41.8% of TSR shares. James Hughes informed his brother that he would soon receive a call from Haslani, who was interested in acquiring the Company.

34.              Between June 26 and 27, 2018, TSR employees also received numerous communications from former TSR employees who were now working for Fintech indicating that they believed Haslani had met with James Hughes, and that Haslani would be acquiring TSR. News of that meeting spread among TSR employees, who became seriously concerned and expressed that they would not work for Haslani.

35.              On June 29, 2018, Christopher Hughes met with Haslani. Haslani informed Christopher Hughes that upon acquiring TSR, Hughes would report to him. Haslani also stated that he would fire TSR’s recruiting and accounting staff and move those functions to India. Christopher Hughes responded that such a business model would not work for TSR’s clients, and that the Company’s employees did not wish to work for Haslani. Christopher Hughes also informed Haslani that based on feedback from TSR’s clients, they would cease doing business with TSR if Haslani assumed control of the Company. Haslani blithely responded that employees and clients – and the revenue those clients generated – could somehow be replaced, and that he would not be deterred from acquiring the Company.

36.              Later that day, Christopher Hughes conveyed the substance of his meeting with Haslani to James Hughes. Christopher Hughes advised his brother that Haslani was a bad fit for the Company and that any transaction involving Haslani would harm TSR and its stockholders. James Hughes agreed he would not pursue further dealings with Haslani and that he would direct any further communications from Haslani to the Company.

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37.              Haslani and other members of the Insurgent Group continued to engage in behind-the-scenes discussions with James Hughes without the involvement, knowledge, or approval of the Board.

C.	The Insurgent Group Acquires an Effective Controlling Interest in TSR

38.              On July 9, 2018, the Board passed resolutions establishing a Special Committee of the Board (“Special Committee”) to, among other things, review Joseph and Winifred Hughes’ request that the Board pursue a sale of TSR. The Special Committee was authorized to review, consider, and evaluate other strategic alternatives available to the Company, including: (a) potential opportunities for a sale of TSR by way of merger, consolidation, sale of equity securities (including the Company’s outstanding common stock), sale of all or substantially all of the Company’s assets, or other strategic transactions such as acquisitions; (b) recapitalization of the Company; (c) the sale or exchange of the shares of common stock held by Joseph and Winifred Hughes in a transaction involving the Company; or (d) remaining independent and continuing to execute TSR’s business plans on a standalone basis. The Special Committee was empowered to review, consider, and evaluate, for purposes of advising the full Board, whether any of the potential strategic alternatives was in the best interests of TSR’s stockholders. The Special Committee was also empowered by the Board to hire, at TSR’s expense, legal, financial, and public relations advisors to assist it in the performance of its duties.

39.              Raymond A. Roel and Brian J. Mangan, independent directors of TSR, were appointed by the Board to serve on the Special Committee.

40.              On July 16, 2018, James Hughes notified the Special Committee that he had received a letter of interest from Zeff Capital on behalf of a group consisting of Zeff Capital, QAR, and Fintech:

I have received a letter. . . this afternoon, July 16, 2018 from a group consisting of Zeff Capital, LP, QAR Industries, Inc. and Fintech Consulting LLC. The group has offered [sic] buy 819,000 shares of TSR, Inc. (“TSRI”) common stock currently owned by Joseph F. Hughes & Winifred M. Hughes which represents approximately 41.8% of the outstanding shares of TSR, Inc. for a price of $6.25 per share.

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The offer from Zeff Capital, LP, QAR Industries, Inc. and Fintech Consulting LLC is currently being evaluated.

(emphasis added).

41.              The letter from Zeff Capital explicitly acknowledged that it was acting in a group with QAR and Fintech to acquire TSR securities:

Zeff Capital L.P, (“Zeff Capital”), together with its partners QAR Industries, Inc. and Fintech Consulting LLC, is pleased to inform you of our interest in acquiring the 819,000 shares of common stock of TSR, Inc. (“TSRI”) owned by Joseph and Winifred Hughes, for $6.25 per share in cash.

This proposal represents a premium of approximately 36% over the closing price on June 22, 2018, the last trading day prior to your offer to sell the shares. Zeff Capital is one of the largest outside shareholders of TSRI and currently owns 77,615 shares of the company’s common stock, which represents approximately 4.0% of TSRI’s outstanding stock.

As we have expressed, we are very interested in quickly closing a purchase of your shares. Financing for the transaction is in place for the full amount payable in cash. We would like to complete the share purchase as soon as possible and look forward to your timely response.

(emphasis added).

42.              On July 20, 2018, Joseph and Winifred Hughes purportedly entered into a Share Purchase Agreement with Zeff Capital, QAR, and Fintech, pursuant to which they sold their interest in TSR to defendants under the terms outlined in the Insurgent Group’s July 16 letter. The transaction closed on July 23, 2018, and the Insurgent Group became the owner of nearly 50% of TSR’s common stock.

43.              On July 24, 2018, Joseph and Winifred Hughes each filed a Schedule 13D announcing the transaction, which did not attach a copy of the Share Purchase Agreement or provide additional information about the terms and conditions of the sale.

44.              On July 25, 2018, the Company filed a Current Report on Form 8-K with the SEC disclosing that it believed a change in control of the Company had occurred as a result of the Hughes’ sale of their ownership interest to the Insurgent Group because the Hughes parents had been the controlling stockholders of TSR.

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45.              Notwithstanding the transfer of Joseph and Winifred Hughes’ interest to the Insurgent Group, the Special Committee continued to explore strategic alternatives that would maximize value for all of TSR’s stockholders.

D.	Defendants Filed False and Misleading Schedule 13Ds

46.              Section 13(d)(1) of the Exchange Act requires that any person acquiring beneficial ownership of more than five percent of an issuer’s common stock disclose within 10 days of the acquisition certain information to the issuer, the SEC, and the exchanges on which the stock is traded. This requirement was triggered when the Insurgent Group acquired 41.8% of TSR common stock. Section 13(d)(3) of the Exchange Act and the accompanying SEC rules make clear that when two or more persons act as a group for the purpose of acquiring, holding, voting, or disposing of securities of an issuer, that group shall be deemed a “person” for the purposes of Section 13(d)(1)’s disclosure requirements.

47.              Among other things, Section 13(d)(1) requires disclosure of the following:

(A) the background, and identity, residence, and citizenship of, and the nature of such beneficial ownership by, such person and all other persons by whom or on whose behalf the purchases have been or are to be effected; . . .

(C) if the purpose of the purchases or prospective purchases is to acquire control of the business of the issuer of the securities, any plans or proposals which such persons may have to liquidate such issuer, to sell its assets to or merge it with any other persons, or to make any other major change in its business or corporate structure; . . .

(E) information as to any contracts, arrangements, or understandings with any person with respect to any securities of the issuer, including but not limited to transfer of any of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or guaranties of profits, division of losses or profits, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, or understandings have been entered into, and giving the details thereof.

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48.              On July 26, 2018, Zeff Capital filed a Schedule 13D relating to TSR. Fintech and QAR followed suit on July 30, 2018. These separate filings represented that: (i) Zeff Capital and affiliated reporting persons, including Daniel Zeff, had acquired an aggregate of 382,094 shares or 19.5% of TSR common stock; (ii) QAR and affiliated reporting person Fitzgerald had acquired an aggregate of 139,200 shares or 7.1% of TSR common stock; and (iii) Fintech and affiliated reporting person Haslani had acquired 376,000 or 19.2% of TSR common stock.

49.              The Insurgent Group’s Schedule 13D filings are materially false and misleading because, among other reasons, they fail to disclose the existence of the Insurgent Group, the identity of all of its members, any information concerning the Insurgent Group’s plans for TSR, and any arrangements with respect to any securities of TSR.

50.              None of the members of the Insurgent Group list the other members under Item 2 of their Schedule 13D filings, which is the place for required disclosure of the existence of a group. Such omissions are false and misleading because they fail to disclose that the members of the Insurgent Group are acting in concert for the purpose of acquiring, holding, voting, and/or disposing of securities of TSR.

51.              The information provided under Item 4 of the Insurgent Group’s Schedule 13D filings is materially false and misleading because it fails to disclose the purpose of the Insurgent Group, and its members’ plans and proposals regarding the management, structure, and/or business operations of the Company. The Insurgent Group members submitted identical generic disclosures, reserving their rights to engage in the full range of corporate actions enumerated under Items 4(a)-(j). These disclosures, which have never been amended, are false and misleading because the Insurgent Group acquired the Hughes’s ownership interest with the specific intent to take control of TSR, a fact that the Insurgent Group members have never disclosed.

52.              The information provided under item 6 of the Insurgent Group’s Schedule 13D filings is materially false and misleading because they all state that to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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53.              The Insurgent Group also failed to disclose or to attach its Share Purchase Agreement with Joseph and Winifred Hughes, to provide any details about the terms and conditions of that agreement, or to describe any other agreements, arrangements, or understandings with one another to vote and/or otherwise exercise the rights pertaining to the shares acquired from the Hughes.

E.	The Board Enacts Defensive Measures to Protect TSR’s Minority Stockholders from the Insurgent Group’s Covert Effort to Seize Control of the Company

54.              Concerned that Haslani, Fintech, and the other members of the Insurgent Group intended wrongfully to seize control of TSR, the Board acted swiftly to protect its ability to secure a transaction that would serve the best interests of all TSR stockholders. On July 27, 2018, the Board voted to increase the number of directors from five to seven members and to apportion the new directorships to Class II and Class III directorships. The Board approved the appointment of Joseph Pennacchio as a Class II member of the Board, for a term to expire upon the expiration of the term of Class II directors in 2020 or until his successor is elected and qualifies. The Board approved the appointment of William Kelly as a Class III director for a term to expire upon the expiration of the term of Class III directors in 2019 or until his successor is elected and qualifies.

55.              Prior to the July 27, 2018 Board meeting, someone with knowledge about TSR’s internal operations alerted Daniel Zeff about the meeting, who called multiple Board members to try to stop the Board from taking those actions. The Insurgent Group viewed the expansion of the Board as a significant obstacle to its takeover attempt.

56.              On August 7, 2018, Christopher Hughes met with Daniel Zeff. Zeff relayed his displeasure at the Board’s recent actions, asked for Board seats, and requested information with the apparent intention of pursuing a transaction with the Company. Hughes responded that he was unwilling to provide Company information without assurances that it would not fall into the hands of a competitor, and the two of them discussed entering into a confidentiality agreement containing a standstill provision, which would have provided the Board with more control over any takeover attempt by the Insurgent Group and enhanced the Board’s ability to secure a better deal for other TSR stockholders. Hughes also informed Zeff that Haslani would be detrimental to the Company, and Zeff responded that Haslani’s involvement could be kept in the background.

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57.              On August 16, 2018, Christopher Hughes sent a draft of the confidentiality/standstill agreement to Zeff. Rather than pursuing the agreement, Zeff took hostile actions that clearly demonstrated the Insurgent Group’s intent to gain control of the Company by pursuing a surreptitious, creeping takeover, circumventing the provisions of the Williams Act.

58.              Between August 21 and August 23, 2018, Zeff Capital acquired an additional 55,680 shares of TSR common stock on the open market, bringing its aggregate ownership to 437,774 shares or approximately 22.3% of TSR’s common stock.

59.              Between August 21 and August 27, 2018, defendant Robert Fitzgerald acquired an additional 4,070 shares of TSR common stock, bringing QAR’s aggregate ownership to 143,270 shares or approximately 7.3% of TSR’s common stock.

60.              QAR and Zeff made coordinated purchases of common stock on August 21, 2018.

61.              On August 23, 2018, Zeff Capital, L.P. and its affiliated reporting persons (but not the other members of the Insurgent Group) filed an amendment to its Schedule 13D, which failed to disclose the existence of the Insurgent Group or its plans to take over TSR. Remarkably, Zeff Capital pretended that its interests were still aligned with those of other stockholders. It criticized the Board’s recent actions, which also included renegotiating the terms of Christopher Hughes’ employment contract, as appearing “to have no rational business purpose and serve only to entrench the Board and further enrich management at the expense of shareholders.” Zeff Capital’s letter concluded with a vague threat to “hold the Board accountable for its legacy of failed decisions.”

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62.              On the same day, Zeff informed Christopher Hughes that he was no longer interested in signing a confidentiality/standstill agreement.

63.              On August 28, 2018, QAR and its affiliated reporting person filed an amendment to its Schedule 13D, which similarly failed to cure any of the deficiencies in its July 30 Schedule 13D filing. The filing attached a letter QAR sent to the Board on August 27, 2018, which, like Zeff Capital’s, disingenuously purported to express concerns regarding whether the Board’s recent actions were in the best interests of TSR’s stockholders. The letter quoted at length from Zeff Capital’s May 17, 2017 letter to the Board, and acknowledged that QAR, Zeff Capital, and Fintech recently purchased the shares held by Joseph and Winifred Hughes. However, QAR did not disclose that it was continuing to act as part of a group with Zeff Capital and Fintech to seize control of TSR.

64.              By August 27, 2018, defendants had acquired approximately 48.8% of TSR common stock combined. TSR faced the imminent threat of the Insurgent Group obtaining a majority interest and reconstituting the Board without paying the other stockholders a premium for such control. The ability to reconstitute the Board would have also provided the Insurgent Group with the ability to appoint members to the Special Committee that served their interests and/or to reject any proposed transactions that would have preserved value for TSR’s minority stockholders.

65.              Accordingly, the Board took additional measures to protect TSR’s minority stockholders. On August 27, 2018, the Board amended TSR’s bylaws to prevent stockholders from calling a special meeting of the stockholders without the approval of the majority of the Board.

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66.              On August 29, 2018, based on the recommendation of the Special Committee, the Board adopted a Rights Agreement and declared a dividend of one preferred share purchase right for each share of Common Stock to the stockholders of record on that date. The Rights Agreement was adopted to protect the Company and its stockholders from the actions of third parties that the Special Committee and the Board determine are not in the best interests of the Company and its stockholders; to enable all of TSR’s stockholders to realize the full potential value of their investment in the Company; and to reduce the likelihood that any person or group could gain control of TSR through open market accumulation or other tactics, like the unlawful creeping takeover tactics defendants are attempting to use here.

67.              The Board informed stockholders that the Rights Agreement was intended to provide the Special Committee and the Board with time to make informed decisions that are in the best long-term interests of the Company and its stockholders, and that it was not intended to interfere with any sale, merger, tender, or exchange offer or other business combination approved by the Board, nor to deter the Special Committee from considering any offer that is fair and in the best interests of the Company and its stockholders.

68.              On August 31, 2018, Fintech submitted a letter like the ones previously submitted by its fellow Insurgent Group members, which questioned the Board’s actions. Fintech failed to file an amendment to its Schedule 13D indicating that the letter had been sent to the Board, and failed to disclose the existence of the Insurgent Group or its plans to take over the Company.

69.              On September 12, 2018, the Company filed a Current Report on Form 8¬K, which included letters from Christopher Hughes and Special Committee member Raymond Roel, who also served as Chairman of the Compensation Committee, responding to the questions raised in QAR’s and Fintech’s letters.

70.              On September 19, 2018, Zeff Capital filed an amended Schedule 13D attaching yet another letter questioning whether the Board’s actions were in the best interests of TSR stockholders, as well as “the Board’s commitment to required transparency,” while failing to disclose the existence of the Insurgent Group or its intent to seize control of TSR.

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F.	The Insurgent Group’s False and Misleading Proxy Campaign to Dismantle the Board’s Efforts to Protect the Minority Stockholders and to Clear the Path for a Takeover

71.              On September 27, 2018, TSR filed a definitive proxy statement announcing that the Annual Meeting would be held on November 28, 2018 to consider and to: (i) elect two Class I directors, Ira D. Cohen and Raymond A. Roel; (ii) ratify the appointment of CohnReznick LLP as the independent registered public accountants of the Company to audit and report on its consolidated financial statements for the fiscal year ending May 31, 2019; and (iii) to transact such other business as may properly come before the Annual Meeting or any adjournment of the meeting.

72.              The Company’s proxy statement also informed TSR stockholders that it believed a change in control of TSR had occurred based on the stock acquisitions by Zeff Capital, QAR, and Fintech, and that defendants had yet to file a Schedule 13D stating that they were acting as a group.

73.              On October 10, 2018, Zeff Capital filed proxy soliciting materials and a Schedule 13D amendment. These filings announced Zeff Capital’s intent to nominate its own slate of Class I director candidates, Brad Tirpak and H. Timothy Eriksen, for election to the Board at the upcoming Annual Meeting. Zeff Capital announced that it also intended to present a stockholder proposal to declassify the Board, which would require all directors to be up for election on a yearly basis, as well as two proposals relating to TSR’s by-laws.

74.              Zeff Capital filed a preliminary proxy statement on October 17, 2018, which clarified that its proposals relating to TSR’s bylaws were to specify that the number of directors that constitute the whole Board may be increased only with the approval of at least 80 percent of the authorized directors, and to repeal any amendments to the by-laws adopted by the Board without the approval of stockholders after August 27, 2018, and prior to the effectiveness of the resolution effecting such repeal. Zeff Capital amended its preliminary proxy statement on October 30, 2018.

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75.              On November 1, 2018, Zeff Capital filed its definitive proxy statement soliciting proxies to elect the directors and approve the resolutions described above.

76.              Section 14(a) of the Securities Exchange Act governs the solicitation of proxies. It requires that any person or group soliciting proxies through the mails or any instrumentalities of interstate commerce, whether by a formal proxy statement or otherwise, must file with the SEC a Schedule 14A that discloses, among other things, the number of shares of the issuer that are beneficially owned by that person or group, and information as to any contracts, arrangements, understandings, or relationships entered into by that person or group with any other person with respect to those shares. SEC Rule 14a-9 provides that, “[n]o solicitation subject to this regulation shall be made by means of any proxy statement . . . or any other communication . . . which omits to state any material fact necessary in order to make the statements therein not false and misleading.” Solicitations that fail to completely disclose the identity of the soliciting group and their holdings violate such disclosure requirements.

77.              None of Zeff Capital’s Schedule 14A filings disclosed that Zeff Capital was working in a group with its partners QAR and Fintech to seize control of TSR, or that their proposals were made for the purpose of obstructing the Board’s efforts to protect the minority stockholders and directly conflict with the interests of other TSR stockholders. The Insurgent Group has purposefully concealed such information in order to undermine the integrity of the proxy voting process, and to dupe TSR’s minority stockholders into voting against their own interests. These material omissions constitute willful violations of Section 14(a).

78.              On October 11, 2018, Susan Paskowitz, a TSR stockholder who saw through the Insurgent Group’s sham proxy campaign, filed a stockholder class action complaint in New York Supreme Court alleging, among other things, that the sale by Joseph and Winifred Hughes of their controlling interest to Zeff Capital, QAR and Fintech was in breach of the Hughes parent’s fiduciary duties; that Zeff Capital, QAR, and Fintech are “partners” and constitute a “group”; and that the three aided and benefited from the Hughes’ conduct and may ultimately be aimed at buying out the remaining public shares at an unfair price. Paskowitz separately commenced an action in the Delaware Court of Chancery requesting that that court uphold certain actions, including the adoption of the Rights Agreement, taken by the Board for the purpose of protecting TSR’s minority stockholders.

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79.              On November 1, 2018, Fintech filed a complaint in the Delaware Court of Chancery, purporting to be a stockholder derivative lawsuit on behalf of the Company against all current members of the Board. Fintech claims that the Board breached its fiduciary duties owed to the Company’s stockholders by its approval of the alleged anti-takeover measures. In the complaint, Fintech denies the existence of the Insurgent Group.

80.              Fintech’s denial of the existence of the Insurgent Group is false. The Company has learned that in recent months Haslani has made numerous representations to several significant TSR customers, as well as to TSR’s competitors and employees, that he and his affiliates have and/or will take over TSR, and that their plan is to deliver managerial control of the Company to Haslani, with the intent that TSR be eventually merged into Fintech or an affiliated entity.

81.              On November 6, 2018, TSR issued a press release announcing that the Board had determined to postpone the Annual Meeting originally scheduled to be held on November 28, 2018.

82.              On the same day, Fitzgerald and Haslani separately contacted the Company to relay their displeasure with this decision. Among other things, Haslani requested Board seats and asked Christopher Hughes what financial incentives he could offer him to swiftly effectuate a change-of-control transaction. Christopher Hughes rejected what he perceived to be an effort to improperly influence him into disregarding the best interests of TSR’s public stockholders.

83.              Permitting Haslani and/or his affiliates to assume managerial control would seriously jeopardize TSR’s future financial prospects because key customers have stated that they are unwilling to become involved in any business dealings with Haslani, and because TSR employees who hold crucial client relationships have stated in no uncertain terms that they are unwilling to work with Haslani. If Haslani is involved in any way with the management of the Company, it is expected that the Company will lose a significant amount of revenue.

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84.              Similarly, the Special Committee’s efforts to secure a transaction that would maximize value for all TSR stockholders will be derailed if Haslani and/or his affiliates assume managerial control of the Company. Potential transactional partners have informed the Special Committee that they are unwilling to make any proposals if the Insurgent Group continues to own a significant amount of shares of TSR and/or Haslani is involved with the Company because of Haslani’s poor reputation and their concerns regarding Haslani’s finances. One potential partner recalled a previous instance in which Haslani tried to circumvent a board of directors’ established process for evaluating potential acquirers and attempted to directly take over a private company from its owner.

85.              The Insurgent Group’s concealment of the fact that it is working with Haslani and of Haslani’s anticipated role in the Company are material omissions. Without such information, TSR stockholders cannot fairly assess or vote on Zeff Capital’s proxy proposals. These material omissions constitute violation of Sections 13(d) and 14(a).

86.              On November 14, 2018, QAR sent a letter to the Board offering to purchase the Company’s outstanding common stock not already owned by QAR and its affiliates for a purchase price of $6.25 per share in cash, which the Board did not receive until November 16, 2018. The non-binding term sheet accompanying QAR’s letter made plain that QAR was acting in bad faith. It provided that the offer would be considered void if the term sheet was not executed by the Company prior to the close of business on November 19, 2018, only one business day after the Board’s receipt of the offer.

87.              On November 19, 2018, the Special Committee sent a letter to QAR informing QAR that (i) the Special Committee and the full Board were carefully evaluating the offer in good faith but that it would not be possible for the directors to complete their evaluation and respond to the offer by the November 19, 2018 deadline imposed in the offer; and (ii) the directors were seeking to satisfy their fiduciary responsibilities to the stockholders of TSR by considering and evaluating the offer against other strategic alternatives and would respond to the offer as expeditiously as possible.

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88.              On November 20, 2018, QAR amended its Schedule 13D to disclose its offer to acquire all outstanding stock of the Company not already owned by QAR and/or Fitzgerald. The amended Schedule 13D showed that as of November 20, 2018, QAR and Fitzgerald collectively owned 139,869 shares, or 7.1% of outstanding TSR common stock, which indicates that the reporting persons owned 3,401 fewer shares than the number reported in the previous amended Schedule 13D dated August 28, 2018. No information was provided regarding when these transaction(s) took place, the nature of the transaction(s), and the number of securities sold and the price(s) at which they were sold. The amended Schedule 13D is false and misleading because it fails to disclose the existence of the Insurgent Group, the identity of all its members, and any arrangements between the members with respect to TSR securities. The amended Schedule 13D is also false and misleading because it fails to disclose required information regarding the sale of 3,401 shares of TSR common stock.

89.              On November 27, 2018, the Company sent a letter to QAR informing it that based upon the unanimous recommendation of the Special Committee after consultation with both the Special Committee’s and the Company’s advisors, the Board had unanimously decided to reject its offer. The Board and the Special Committee concluded that the consideration offered by QAR was inadequate and did not reflect the true value of TSR common stock, and was not in the best interests of the Company’s stockholders. The Company offered to engage in further discussion with QAR about a potential transaction.

90.              On December 7, 2018, TSR announced that, after careful consideration and based upon the recommendation of the Special Committee, the Board had decided that it was in the best interests of the Company and its stockholders to pursue one or more strategic acquisitions. The Company also announced that the Special Committee had retained CoView Capital, Inc. as its independent financial advisor and Farrell Fritz, P.C. as its independent legal advisor.

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91.              The Insurgent Group will continue to mount a coordinated shadow campaign seeking to derail the Special Committee’s efforts to secure a strategic acquisition that is in the best interest of all TSR stockholders. Its secret plot must be exposed. TSR’s stockholders are entitled by law to know the nature and extent of the threat they face prior to the upcoming annual meeting so they can make informed determinations about the future of the Company.

COUNT I

(Violations of Section 13(d) of the Exchange Act)

92.              TSR repeats and realleges the allegations of paragraphs 1-91 of this Complaint as if fully set forth herein.

93.              Section 13(d) of the Exchange Act, 15 U.S.C. § 78m(d), requires any person or group that acquires more than five percent of a class of registered securities to file a detailed statement with the SEC and with the issuer of the security. The purpose of the statute is to protect stockholders and the investing public against undisclosed, surprise shifts in corporate control by disclosing potential changes in corporate control before they occur.

94.              Section 13(d) and SEC Rule 13d-1(a), 17 C.F.R. § 240.13d-1(a), require the reporting person or group to disclose, in its Schedule 13D filing, all material information concerning the plans and proposals of the acquiring person or group, including: (a) the identity and background of the person or persons filing the statement; (b) the source and amount of funds or other consideration used to make the purchases of stock; (c) the purpose of the acquisition of the securities, including a description of any plans or proposals for extraordinary corporate transactions; and (d) information as to any contracts, arrangements, or understandings with any person with respect to any securities of the issuer, including but not limited to transfer of any of the securities and guarantees against loss or guarantees of profits.

95.              Schedule 13D must be filed within ten days after the acquisition of an interest greater than five percent.

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96.              Defendants were acting as a group as defined by Section 13(d)(3) and the accompanying SEC rules “for the purpose of acquiring, holding, voting, or disposing of securities of an issuer.” Defendants violated Section 13(d) by failing to disclose in the Schedule 13D filings made on July 26 and July 30, 2018 multiple material facts concerning their formation of a group, the identities and backgrounds of its members, the contracts, arrangements or understandings of its members with respect to the Company, and its plans to change or influence control of TSR.

97.              Defendants have continued to violate Section 13(d) by failing to update their Schedule 13D filings with such material disclosures.

98.              As a direct and proximate result of the acts and conduct of defendants, TSR and its stockholders have been and continue to be deceived and defrauded. TSR and its stockholders have no adequate remedy at law for the deception and fraud that has occurred to date and threatens to continue, and will be irreparably harmed in the absence of the declaratory and equitable relief TSR seeks due to defendants’ repeated failures to make full and accurate disclosures.

COUNT II

(Violations of Section 14(a) of the Exchange Act)

99.              TSR repeats and realleges each and every allegation contained in paragraphs 1-91 above as if set forth in full.

100.          Section 14(a) of the Exchange Act and the SEC’s proxy rules and regulations govern the information to be furnished to security holders and to be filed with the SEC when the proxies, consents, or authorizations of security holders are solicited. Section 14(a) makes it unlawful for any person to use the mails or the means or instrumentalities of interstate commerce to solicit or permit the use of his name to solicit any proxy or consent or authorization in contravention of the rules and regulations of the SEC. SEC Rule 14a-9 prohibits the solicitation of proxies by means of communications that contain any statement which omits to state material facts or is false and misleading with respect to any material fact.

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101.          Among other things, Section 14(a) requires persons acting as a group in soliciting proxies to make disclosures regarding the identity of the members of the group, their interests in a company’s securities, and any contracts, arrangements or understandings among the members of the group in Schedule 14A filings. See 17 C.F.R. § 240.14a-101.

102.          Defendants violated Section 14(a) and the SEC rules and regulations by failing to disclose their formation of a group, the identities and backgrounds of its members, the contracts, arrangements or understandings of its members with respect to the Company, and its plans to change or influence control of TSR. Defendants have failed disclose that they are soliciting proxies for the purpose of dismantling the Board’s efforts to protect the minority stockholders, that their interests conflict with those of TSR’s minority stockholders, and that they plan to provide Haslani with control of the Company, with the intent that TSR would eventually be merged into Fintech or an affiliated entity.

103.          Defendants’ unlawful proxy solicitations have deprived TSR’s stockholders of their right to make informed decisions about the future of the Company and are likely to distort the outcome of the proxy contest.

104.          As a direct and proximate result of the acts and conducts of defendants, TSR and its stockholders have been and continue to be deceived and defrauded. TSR and its stockholders have no adequate remedy at law for the deception and fraud that has occurred to date and threatens to continue, and will be irreparably harmed in the absence of the declaratory and equitable relief TSR seeks due to defendants’ repeated failures to make full and accurate disclosures.

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PRAYER FOR RELIEF

Wherefore, plaintiff TSR respectfully requests that this Court enter an order:

(a)                Declaring that defendants have failed to file timely, accurate, and complete Schedule 13Ds in violation of Section 13(d) of the Exchange Act and the applicable SEC rules;

(b)               Declaring that defendants solicited proxy votes without filing timely, accurate, and complete Schedule 14As in violation of Section 14(a) of the Exchange Act and the applicable SEC rules;

(c)                Directing that Defendants file with the SEC accurate and complete Schedule 13D and Schedule 14A disclosures;

(d)               Declaring that TSR is entitled to adjourn the date of the Annual Meeting until after such time as this Court ascertains that defendants have filed accurate and complete Schedule 13D and Schedule 14A disclosures;

(e)                Enjoining defendants from voting any of their shares prior to such time as this Court ascertains that defendants have filed accurate and complete Schedule 13D and Schedule 14A disclosures;

(f)                Enjoining defendants from further violations of the Exchange Act with respect to the securities of TSR;

(g)               Granting leave to TSR to conduct expedited discovery with respect to the claims alleged herein;

(h)               Granting TSR the costs and disbursements of this action, including reasonable attorneys’ fees; and

(i)                 Granting such other and further relief as the Court may deem just and proper.

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Dated: December 21, 2018	ARNOLD & PORTER KAYE SCHOLER LLP

By:

Philip A. Geraci

Aaron F. Miner

Zheng (Jane) He

250 West 55th Street

New York, New York 10019-9710

Telephone: (212) 836-8000

Facsimile: (212) 836-8689

Email: phillip.geraci@amoldporter.com

aaron.miner@arnoldporter.com

jane.he@amoldporter.com

Attorneys for plaintiff TSR, Inc.